UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

RAMAT GAN, ISRAEL - (March 20, 2024): On March 20, 2024, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”)) announced today that it has entered into a binding term sheet with THE SOCIAL PROXY Ltd. (the “Social Proxy”) an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale (the “Term Sheet”).

Pursuant to the Term Sheet, the Company will acquire all of the issued and outstanding share capital of Social Proxy on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the shareholders of the Social Proxy, by way of a private placement, such number of ADS’s of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and the payment of US$430,000 to the shareholders of the Social Proxy.

In addition, as part of the Transaction, the shareholders of Social Proxy will be issued additional warrants, which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing of the Transaction.

The proposed Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets.

In order to support the Company’s financial needs and in order to complete the Transaction, the Company has secured a commitment of an investment of an amount of US$1,500,000 through a private placement to be consummated upon the closing of the Transaction (the “Private Placement”). In exchange for the investment in the Private Placement, the investors will be issued 1,500,000 units consisting of one ADS and one warrant, such warrant may be exercised during a period of five years from its issuance into one ADS at an exercise price of US$1.20 per warrant. The Investment is conditioned upon customary closing conditions and obtaining shareholders’ approval as Mr. Alexander Rabinovich, a 23.5% shareholder and a director of the Company, is one of the investors in this Private Placement.

Social Proxy will operate as fully owned subsidiary of the Company and its shareholders will be entitled to appoint two (2) representatives to the Company’s board of directors out of a total of up to seven (7) directors.

The completion of the Transaction is subject to negotiation of definitive agreements, containing representations, warranties and covenants as well as the satisfaction of various conditions required prior to closing, all as are customary for transactions of this nature, including, without limitation, the satisfaction of the Company, in its sole discretion, of a due diligence into Social Proxy, the approval of the Transaction by the Company’s shareholders and receipt of necessary government or third-party approvals, if required.

Shlomo Shalev, CEO of XTL commented: “We are pleased to add the Social Proxy into our asset portfolio and believe that it will add great value to our company and shareholders. In our search for new assets to XTL we have identified the AI Web Data as a high growth market and we are excited to add the Social Proxy technology to XTL.

Tal Kinger, CEO of Social Proxy commented: “We are thrilled to become part of the XTL and are confident that working under the XTL umbrella and management team will accelerate our growth and value creation”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, to explore collaboration with a strategic partners in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About THE SOCIAL PROXY LTD.

The Social Proxy is a web data AI company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI & BI Applications at scale.

Social Proxy’s self-developed, innovative, next-generation proxy technology with unlimited IPs, and 100x faster than any other solution at the market that DOES NOT source other users IP and is a real ethical solution.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to negotiate and enter into the definitive agreements with respect to the Transaction, whether all conditions precedent in such definitive agreements will be satisfied, whether the closing of such Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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